UNITED MICROELECTRONICS CORPORATION

May 29, 2015

VIA EDGAR

Mr. Martin James, Senior Assistant Chief Accountant

Ms. Kate Tillan, Assistant Chief Accountant

Ms. Tara Harkins

U.S. Securities & Exchange Commission 100 F Street, NE

Washington, D.C. 20549

Re:	United Microelectronics Corporation
Form 20-F for the Fiscal Year Ended December 31, 2014
Filed April 21, 2015
File No. 001-15128

Dear Mr. James, Ms. Tillan and Ms. Harkins:

Reference is made to the letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated May 21, 2015 regarding the Annual Report on Form 20-F for the fiscal year ended December 31, 2014 (the “Form 20-F”) of United Microelectronics Corporation (the “Company”).

For your convenience, we have included your comments in this response letter in bold italics form and keyed our response accordingly. Please see below for our responses to the Staff’s comments.

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Form 20-F for the Fiscal Year Ended December 31, 2014

Item 18. Financial Statements

Note 4. Summary of Significant Accounting Policies

(21) Revenue Recognition, page F-37

1.	Please expand your revenue recognition accounting policy in future filings to clarify how the revenue recognition criteria under IAS 18 are met with respect to your revenue transactions and specific facts and circumstances. Refer to paragraph 117 of IAS 1 and paragraph 35 of IAS 18. Please provide us with your revised proposed disclosure.

Response

The Company respectfully proposes to expand its revenue recognition accounting policy as follows in its future filings in the following manner:

Revenue Recognition

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Company and the revenue can be reliably measured. Revenue is measured at the fair value of the consideration received or receivable. The specific recognition criteria described below must also be met before revenue is recognized.

Sales revenue

The Company manufactures semiconductors for creditworthy customers based on their design specifications, pursuant to manufacturing agreements and/or purchase orders at contractual prices. The Company ships wafers mainly under the trade term, Free Carrier (FCA), through which the title and risk of loss for the wafers are transferred to the customers upon delivery to carriers approved by the customers. Sales revenue is recognized at this point, having also fulfilled all of the following criteria pursuant to IAS 18, paragraph 14:

a.	the significant risks and rewards of ownership of the goods have been transferred to the customer;

b.	neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold have been retained;

c.	the amount of revenue can be measured reliably;

d.	it is probable that the economic benefits associated with the transaction will flow to the entity; and

e.	the costs incurred or to be incurred in respect of the transaction can be measured reliably.

Sales revenue is measured at the fair value of the consideration received or receivable, net of sales returns and discounts, which are estimated based on historical experience with customer complaints for product defects. Sales returns and discounts are recorded in the same period in which sales are made.

Interest income

For financial assets measured at amortized cost (including held-to-maturity financial assets) and financial assets at fair value through profit or loss, interest income is recorded using the effective interest rate and recognized in profit or loss.

Dividend

Revenue is recognized when the Company’s right to receive the dividends is established, which is generally when shareholders approve the dividend.

Note 6. Contents of Significant Accounts, page F-44

2.	The reporting currency of your financial statements is New Taiwan dollars which you have defined, on page 1, as “NT$” and “NT.” On page 1 you also defined United States dollars as “$”, “US$”, or “U.S. dollars.” On pages F-3 through F-9, you label your financial statement amounts as either “NT$” or “US$.” However in this note, and subsequent notes in the financial statements, you refer to amounts with only “$.” While that symbol is defined on page 1 as United States dollars, the amounts shown agree to your New Taiwan dollar financial statements. In future filings please ensure that you properly define and consistently use currency symbols throughout the filing.

Response

The Company respectfully advises the Staff that the Company stated in the header to page F-10 that the notes to its consolidated financial statements were expressed in thousands of New Taiwan Dollars unless otherwise specified. The Company respectfully confirms to the Staff that it will ensure it will properly define and consistently use currency symbols throughout future filings.

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In connection with responding to the Staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or wish to discuss the foregoing, please contact the undersigned by telephone at +886-2-2658-9168 or email at chitung_liu@umc.com.

Very truly yours,

/s/ Chitung Liu

Chief Financial Officer
United Microelectronics Corporation